The Lion Electric Company

921 chemin de la Rivière-du-Nord

Saint-Jérôme (Québec) J7Y 5G2

Telephone: (450) 432-5466

March 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Erin Purnell

Re:	The Lion Electric Company

Registration Statement on Form F-4, as amended

File No. 333-251847

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Lion Electric Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on March 24, 2021, or as soon as thereafter practicable.

Very truly yours, THE LION ELECTRIC COMPANY

/s/ Nicolas Brunet
Nicolas Brunet
Executive Vice President and Chief Financial Officer

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

David Tardif, Stikeman Elliott LLP

Ian Robertson, Northern Genesis Acquisition Corp.

Jim Goettsch, Husch Blackwell LLP